FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

September 8, 2004

For Immediate Release:

Forbes Medi-Tech Announces US$24.4 Million in Sterols Sales Agreement

~Company Increases Big Customer List with Major Agreement~

Vancouver, British Columbia –Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has secured a sterols sales agreement for US$24.4 million over a three-year period beginning in January 2005. This new customer agreement is between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company. For contractual reasons, the identity of the new customer and contractual terms and conditions, will not be disclosed.

“Our cholesterol-lowering ingredient business is growing substantially and our core group of customers continues to expand,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The addition of this supply agreement in combination with the pending EU approval will provide new opportunities to expand the Company’s phytosterol business and allow us to look at further increasing production capabilities.” A recent Frost & Sullivan report estimated the European plant sterols market to grow 15% annually until 2010.

Manufacturing of the phytosterols will be conducted by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture between Forbes and Chusei (USA) Inc. Forbes anticipates recognizing approximately 54% of the total revenue under these supply agreements on its income statement over the next three years.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the Company’s future projected sales and revenue and anticipated regulatory approvals, which statements can be identified by the use of forward-looking terminology such as “pending”, “to expand”, “increasing”, “will provide”, “will be”, “anticipates” and similar expressions or variations thereon, or statements that events, conditions or results "would”, will," "may," "could" or "should" occur, be achieved or be achieved within a certain time period.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty as to whether product volumes will be ordered and shipped as forecasted or at all; the need for performance by buyers of products; the need for domestic and foreign regulatory approvals, the receipt of which cannot be assured; the need for the new customer described in this News Release to perform its obligations under the supply agreement described in this News Release; the need for performance by the Phyto-Source LP manufacturing facility; uncertainty as to the Company's ability to generate projected sales volumes; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; the need to secure raw materials at competitive prices; uncertainty as to the exact portion of total revenue that the Company will recognize; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.